SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No.       )*

FX Real Estate and Entertainment Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
302709-100
(CUSIP Number)
January 10, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No.	302709-100	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Paul C. Kanavos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		844,254 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,408,854 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		520,000 (1)

WITH	8	SHARED DISPOSITIVE POWER

4,733,108 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,253,108 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * (1)

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.2%

12	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) See Item 4 herein.

CUSIP No.	302709-100	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer.

FX Real Estate and Entertainment Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

650 Madison Avenue New York, New York 10022

Item 2(a).	Name of Person Filing.

Paul C. Kanavos

Item 2(b).	Address of Principal Business Office or, if None, Residence.

650 Madison Avenue New York, New York 10022

Item 2(c).	Citizenship.

United States of America

Item 2(d).	Title of Class of Securities.

Common Stock, $0.01 par value

Item 2(e).	CUSIP Number.

302709-100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), identify the status of the person filing.

Not applicable

Item 4.	Ownership.

(a) Amount beneficially owned: 5,253,108 (1)

(b) Percent of class: 13.2%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 844,254 (2)

(ii) Shared power to vote or direct the vote: 4,408,854 (3)

(iii) Sole power to dispose or direct the disposition of: 520,000

(iv) Shared power to dispose or direct the disposition of: 4,733,108 (4)

CUSIP No.	302709-100	SCHEDULE 13G	Page 4 of 5 Pages

(1)	Excludes 500,000 shares beneficially owned by the Reporting Person’s spouse, Dayssi Olarte de Kanavos, indirectly through the Dayssi Olarte de Kanavos 2008 Grantor Retained Annuity Trust.

(2)	Includes 500,000 shares beneficially owned by the Reporting Person indirectly through the Paul C. Kanavos 2008 Grantor Retained Annuity Trust, of which he is the sole trustee.

(3)	Represents 4,408,854 shares beneficially owned by the Reporting Person and his spouse, as joint tenants.

(4)	Consists of (x) 4,408,854 shares beneficially owned by the Reporting Person and his spouse, as joint tenants and (y) 324,254 shares that have been pledged by the Reporting Person to secure amounts owed by the Issuer to CKX, Inc. under a line of credit by and between such parties.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

CUSIP No.	302709-100	SCHEDULE 13G	Page 5 of 5 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2008	/s/ Paul C. Kanavos
Paul C. Kanavos